06018815

LONMIN

Ref: SB/0157

20 November 2006

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 15 November 2006.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

Sarah Butler
Secretary

dlw 11/29

Lonmin PLC - Final Results

RNS Number:0911M
Lonmin PLC
15 November 2006

Final Results 2006

Delivering Growth and Raising Targets

* In a sustained strong market for Platinum Group Metals Lonmin has achieved:
    * Record EBIT up 141% to US$842 million
    * Underlying earnings per share up 163% to 312.1 cents per share
    * Strong improvement in cash generation with free cash flow of US$290 million (203.4 cents per share)
* Record mine production of 1,017,137 ounces of Platinum in concentrate and sales of 952,682 ounces of Platinum and 1,817,624 ounces of total PGMs
* First Platinum major to convert old order mining rights to new order mining rights
* Growth target raised to around 1.4 million ounces of Platinum in 2012
* Effective conversion of US$215.8 million Convertible Bond
* Total dividend declarations of US$1.00 per share, an increase of 39% (final dividend 55 cents per share)

Financial highlights - Continuing Operations				
Year to 30 September		2006	2005	Variance

Turnover	US$m	1,855	1,128	64%
EBITDA (i)	US$m	923	417	121%
EBIT (ii)	US$m	842	350	141%
Underlying profit before taxation (iii)	US$m	827	339	144%
Profit before taxation	US$m	633	319	98%
Earnings per share	cents	219.5	111.5c	97%
Underlying earnings per share (iii)	cents	312.1	118.5c	163%
Trading cash flow per share	cents	354.9	191.2c	86%
Free cash flow per share	cents	203.4	39.5c	415%
Equity shareholders' funds	US$m	1,089	838	30%
Net debt	US$m	458	585	(22)%
Interest cover (iv)	x	23.1	15.1	53%
Gearing (v)	%	27	41	(34)%

NOTES ON HIGHLIGHTS

(i) EBITDA is EBIT before depreciation and amortisation.

(ii) EBIT is defined as revenue and other operating expenses before net finance costs and before share of profit of associates and joint ventures.

(iii) Underlying measures for the year are calculated excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profits on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effects of a change in the South African tax rate on the opening deferred tax balance and re-organisation costs as disclosed in note 3 to the accounts.

(iv) Interest cover is calculated as EBIT excluding special items divided by net interest excluding exchange.

(v) Gearing is calculated on the net debt attributable to the group divided by the net debt attributable to the Group plus equity shareholders' funds.

Commenting on the results, Brad Mills, Lonmin's Chief Executive said:

"These are an excellent set of results, with record levels of production, sales and earnings. Lonmin has a clear strategy and we are targeting production growth to around 1.4 million ounces of Platinum in 2012. Lonmin today has a market leading safety performance, a robust growth profile and a culture of innovation and operational excellence. We are the first Platinum major to be awarded new order mining rights by the South African Government and we are developing a new generation of mechanised and automated Platinum mines."

Enquiries:

Alex Shorland-Ball, Lonmin Plc +44 (0) 20 7201 6060

This press release is available on www.lonmin.com. A live webcast of the final results' presentation starting at 09.30hrs (London) on 15 November 2005 can be accessed through the Lonmin website. There will also be a web question facility available during the presentation. An archived version of the presentation, together with the presentation slides, will be available on the Lonmin website.

Chief Executive's Comments

Introduction

Our mining operations performed strongly during the year producing 1,017,137 ounces of Platinum in concentrate. The Marikana mines had a record year producing 966,733 Platinum ounces and 1,861,179 total Platinum Group Metal (PGM) ounces in concentrate from 11.9 million tonnes of underground ore and 2.0 million tonnes of opencast ore. At Limpopo we are continuing to re-engineer the mine and ramp up mechanised production. Our current target is to achieve a monthly throughput rate of 120,000 tonnes of ore. We expect to be at this level in the second half of the 2007 fiscal year, some 6 months behind our original schedule.

We achieved a new record for total sales of 952,682 ounces of Platinum. However, our refined metal sales were impacted by our Smelter rebuild programme and an unscheduled Smelter outage in April. We achieved stable Smelter operations in the fourth quarter of the year. Based on our growth targets and the desire to ensure more stable processing operations we have decided to re-commission our Merensky furnace which is currently expected to be operational in the second quarter of the 2007 fiscal year. The combination of our Number 1 Furnace and the Merensky Furnace with back-up from our Pyromet furnaces should give us sufficient operational flexibility to overcome outages of any single smelting unit and ensure our ability to smelt all of our own concentrate.

We continue to build growth into our business to supply robust market demand. We are now forecasting a growth profile which, including contributions from Limpopo Phase 2 and Pandora, will allow us to reach around 1.4 million ounces of Platinum in 2012.

Balance Sheet Management and Dividends

We will give notice later today to the holders of our outstanding Convertible Bonds due 2008 that these will be redeemed on 18 December 2006 at a conversion price of approximately 1233p per share. Bondholders have the right to convert their Bonds into new Lonmin shares until the close of business in London on 12 December 2006. During this period we expect to receive notices of conversion of the balance of the Bonds, which currently amount to US$ 199.45 million. Assuming full conversion of all outstanding Bonds, Lonmin will have approximately 154 million shares in issue. The conversion of these securities will leave the group with net debt of some US$250 million.

At 30 September due to higher prices and increased concentrate sales in the second half of the year we had an increase of US$249 million in receivables on our balance sheet. The majority of this will reverse in the first half of 2007 as these accounts are settled in line with their normal contractual terms.

The Board has recommended a final dividend of US 55.0 cents per share which, subject to approval at the Company's AGM on 25 January 2007, will be paid on 9 February 2007 to shareholders on the registers at the close of business on 12 January 2007. Together with the interim dividend paid during the year this represents a full year dividend of US$1.00 per share an increase of 39%.

Safety

The momentum to achieve injury free running of our operations has grown substantially during the year across all areas of the business. We achieved a 31% reduction in our lost time injury frequency rate which dropped to 12.45 per million man hours worked from 18.10 for the 2005 fiscal year. We have also significantly reduced the severity of accidents in our operations with our severity ratio now standing at an average of 13.81 days, an improvement of some 14% on last year.

We regrettably suffered four industrial fatalities at the Marikana operations during the year and two at our Limpopo mine.

We have completed DuPont Visible Felt Leadership Training for all management employees and have successfully used industrial theatre and other methods to improve safety awareness. During 2007 we will continue to focus on embedding safe production both within our systems and behaviours with key projects including the continued roll out of our Fatal Risk Protocols, continued use of industrial theatre and the re-design of our underground materials handling system.

Marikana Mining

Our Marikana Mining Division achieved record underground production of 11.9 million tonnes mined, an increase of 8% on the previous fiscal year. Our largest shafts K3 and Rowland both set new monthly hoisting records during the second half of the year. We continued to cut back our opencast production (2.0 million tonnes mined) and replace these tonnes with higher quality underground ore. At the current reduced production rate we now expect the opencast operations at Marikana to continue until 2009.

Previously each concentrator at Marikana was controlled by the nearest shaft and predominantly milled the production of that shaft. We made a decision in the first half of the year to group all the concentrators together in one unit and manage the feed across the operations. This has allowed us to optimise throughput with tonnes milled up 5% year on year.

During the year we developed a comprehensive new life of mine plan for the Marikana operations incorporating all elements of our mechanisation, automation and safety technology. As a result of this work we will develop our new Hossy, Saffy and K4 shafts as fully mechanised operations from day one using our ultra low profile (ULP) equipment. We will also incorporate a variety of additional safety, efficiency and employee friendly measures in these shafts to improve the working environment for our employees. We are currently carrying out development at Hossy and Saffy with stoping scheduled to start early in 2007. K4 will come into production in 2008.

Wherever possible we are looking at ways to modernise the remainder of our shafts based on the production life remaining and the cost of re-engineering the operation. Solutions could include using the full fleet of ultra low profile equipment, parts of the fleet in partnership with conventional mining and innovations such as the DDT jigs. We remain on track to meet our 50% mechanisation target by 2010.

Limpopo Mining

In our first full year of ownership of Limpopo we have continued to ramp up production from the mine and re-engineer the operations to a predominantly mechanised mining basis. The Limpopo operations contributed 50,404 ounces of Platinum and 113,364 ounces of total PGMs in concentrate during the year.

Our plan for Limpopo phase 1 is to achieve steady state production of 120,000 tonnes hoisted per month. In the fourth quarter of 2006 we encountered adverse ground conditions at Limpopo and have accelerated development to maintain our growth plan. We are currently forecasting that we will be able to achieve a steady rate of 120,000 tonnes per month in the second half of 2007 some six months behind schedule. Largely as a result of price improvements, Limpopo contributed US$33 million to our EBIT during the year, well ahead of our original acquisition plan assumptions for the mine.

Pandora Joint Venture

During the year we have mined ore from our Pandora joint venture property both underground as an extension of our E3 shaft and in an open pit operation. Going forward we will split out the Pandora Joint Venture as a separate EBIT centre.

New Order Mining Licences

We are delighted that on 9 October 2006 we were granted the conversion of our old order mining rights into new order mining rights for our Marikana operations. This is a highly significant moment for us as it ensures the future of the Marikana operation giving us the right to mine for PGMs and associated metals at Marikana for the next 30 years with a right to apply for renewal for a further 30 years thereafter.

We will apply for our new order mining rights in respect of our Limpopo operations in the early part of calendar 2007. The application for our Pandora project has been submitted and we will continue to discuss this with the DME during the coming months.

Process Division

The Process Division experienced a difficult year. After a very successful planned Number 1 Furnace rebuild campaign of some 27 days in February, the Division struggled to achieve stable operations. Unplanned outages occurred at both the Smelter and Precious Metal Refinery with the Smelter only achieving stable design throughput in the fourth quarter of the financial year. As a consequence of these issues, refined metal sales were behind prior year results. We were able to offset this shortfall in refined metal in part by selling concentrate and other partially refined materials (around 166,000 ounces of Platinum and just under 360,000 ounces of total PGMs). Final metal sales for the year were 952,682 ounces of Platinum and 1,817,624 ounces of total PGMs.

Our Base Metal Refinery has become the bottleneck in our refining process. We instigated a comprehensive evaluation of this facility during the year and have developed a project to improve throughput at this facility. We have seen some initial success from this project with new monthly records being set in the tonnes of matte milled and tonnes of nickel sulphate crystals produced. During 2007 we will continue to upgrade and expand this plant to support our production growth profile.

We experienced a fire at the Precious Metal Refinery in September. Necessary repairs were carried out within 54 hours to allow the Refinery to return to normal production. We are converting the Precious Metal Refinery from a manual processing operation to a new automated standard to improve both reliability and recoveries. This programme will be completed by the end of 2007.

Six Sigma and Shared Business Services

Our Six Sigma continuous improvement programme performed well during the year delivering R330 million of net EBIT benefit. The programme is now self-sustaining in Lonmin and we continue to progress with the training of Black Belts and Green Belts across the business. We are targeting an additional R400 million of Six Sigma EBIT benefits for the 2007 fiscal year.

We have completed the preliminary integration of our Shared Business Services division and expect to see significant benefits from this initiative in 2007. We also implemented the first phase of our SAP Enterprise Resource Planning system in March. The implementation of this system has been a positive step forward for us in terms of creating one source for business information. Our intent is to continue modernising our information system environment over the next two years with full conversion of all our core systems to SAP or related systems by the end of 2008.

Costs and Capital Expenditure

In common with the majority of the mining sector we saw increasing cost pressures in the second half of the year for a number of consumables and scarce skill sets such as mining engineers. We also made a number of investments to improve safety, the health of our employees and our environmental impact.

Our unit costs were impacted by the Smelter outages, which added around 80 Rand per PGM ounce sold to the Process Division costs. C1 costs of own metal production at Marikana net of by product credits were R2,441 up 8.8% on last year.

At Limpopo costs have continued to decline on last year's figure of R4,102 as we have ramped up production from the mine. However, costs for the full year are above our target range as a result of the lower than expected production throughput. C1 costs of metal in concentrate at Limpopo were R3,891 per PGM ounce, a decrease of 5.1% year on year.

We are committed to maintaining our advantage as the lowest cost producer and are targeting C1 costs for fiscal 2007 for Marikana of around R2,450 to R2,500 per PGM ounce sold net of by product credits and for Limpopo R3,000 to R3,250 per PGM ounce in concentrate.

Our gross capital expenditure for the year was US$182 million. We are forecasting gross capex for fiscal 2007 of US$370 million which includes investment in the modernisation of our mines and the programme to de-bottleneck the Process Division.

Markets

During fiscal 2006 the prices for all our metals continued to be strong with our average realised Platinum price increasing by 27% to US$1,084 per ounce. We are confident of continued growth in demand for Platinum over the medium term with regulatory driven demand for autocatalysts continuing to be the prime driver.

Supply will continue to lag demand due to the economics of the new South African projects and the longer lead times for bringing mines into production.

Rhodium demand has been driven by the autocatalyst sector where the metal is important for the reduction of Nitrous Oxide from the exhaust gases of motor vehicles. Rhodium is entirely a by-product of Platinum production so supply response to demand is inelastic. As a result of these factors, our average realised Rhodium price has increased by some 135% over the financial year to US$3,897 per ounce. The metal now represents some 28% of our revenue. We are cautious about predicting the future supply/demand balance for this thinly traded metal as price volatility may contribute to thrifting and substitution in the medium term.

The Palladium market has seen a pick up in demand both in the autocatalyst sector and the early reports of a potentially promising Chinese jewellery market. Our average realised price for Palladium rose by 58% in the year to US$299 per ounce. On the supply side, we see continuing oversupply and inventory overhang.

Growth Profile

We are committed to growing our business to supply what we believe will be continuing strong demand growth for Platinum. Our original growth profile for Marikana targeted around 1 million Platinum ounces per annum from the operation in 2008. We have this year developed a comprehensive new life of mine plan for our Marikana operations and are now targeting an additional 175,000 ounces of production from the mines to reach around 1.175 million ounces of Platinum production in 2012.

At Limpopo our base case for growth was to reach a steady state of 75,000 Platinum ounces per annum. We have now revised this profile upwards and are targeting around 87,000 Platinum ounces per annum from 2009.

Work has continued on the pre-feasibility studies for both our Limpopo phase 2 and Pandora projects. Both these studies will be completed during the first half of our 2007 financial year. At Limpopo phase 2 we are targeting around 93,000 Platinum ounces per annum at full production for Lonmin's account from 2012. At full production the Pandora project has the potential, to add an additional 55,000 Platinum ounces per annum attributable to Lonmin from 2012.

Incorporating all these elements we have been able to revise our growth target upwards to 1.4 million ounces of Platinum in 2012.

Based on an assessment of our overall smelting needs going forwards and our desire to establish more stable smelting operations matching our mining profile, we have taken the decision to re-commission our Merensky furnace. This furnace, in combination with our Number 1 furnace and with modifications to our gas handling system will allow us to achieve capacity up to 1.4 million Platinum ounces of smelting capacity per annum by 2010. Beyond this production level we

are undertaking pre-feasibility study work to increase our metallurgical capacity to 2 million ounces of Platinum per annum.

Looking beyond 2012 we have set ourselves the goal of building optionality into the business to reach production of 2 million ounces of Platinum. We have commenced a scoping study on our Loskop project which we estimate has the potential to generate around 80,000 Platinum ounces in concentrate per annum (50% Lonmin share). We continue to develop our high quality portfolio of exploration projects and to assess possible acquisitions in the PGM sector. In addition during the year we acquired a stake in emerging junior Platmin Resources and now hold 22% of that company.

Outlook

In 2007 we are targeting around 1.02 to 1.04 million saleable ounces of Platinum production and 1.93 to 1.97 million saleable ounces of total PGMs. We are committed to maintaining our advantage as the lowest cost producer and we are targeting C1 costs of own metal production at Marikana of around R2,450 to R2,500 per PGM ounce sold and for Limpopo, C1 costs of metal produced in concentrate of around R3,000 to R3,250 per PGM ounce. We are targeting around R400 million of additional EBIT benefits from our Six Sigma continuous improvement programme in the 2007 fiscal year.

Lonmin today has a market leading safety performance, a clear strategy, a robust growth profile and a culture of innovation and operational excellence. We are a company which is capitalising on the diversity and quality of our South African workforce and we are the only South African Platinum major to have achieved conversion of old order mining rights into new order mining rights. The contribution of Lonmin employees, contractors and community members is highly valued and their hard work and dedication is greatly appreciated.

Bradford A Mills
Chief Executive

Financial Review

Introduction

The financial information presented for 2006 has been prepared on an IFRS basis for the first time. The comparative information for 2005 has been restated based on the accounting policies and adjustments as set out in detail in note 35 to the accounts.

Analysis of results

Income Statement

A comparison of the 2006 total operating profit with the prior year is set out

below:

	$m
Total operating profit - 2005	350
Reorganisation cost - 2005	12
Underlying operating profit - 2005	362
Smelter insurance recovery - 2005	(22)
Price	579
Volume	37
Cost changes	(126)
Underlying operating profit - 2006	830
Sale of houses - 2006	12
Total operating profit - 2006	842

The 2005 total operating profit of $350 million was adversely impacted by reorganisation costs of $12 million however this was offset by a non-recurring insurance recovery relating to the 2004 smelter incident. The key feature impacting profit in 2006 has been a very strong market with the average price realised for the basket of metals sold at $30,916/kg up 55% on the prior year. Sales volumes of PGMs increased from 1,692,517 ounces to 1,817,624 ounces and revenue amounted to $1,855 million. After other cost changes of $126 million, which are explained in more detail below, the resulting underlying operating profit was $830 million up 129% on the prior year. This, when combined with a $12 million gain resulting from the sales of company owned housing, has resulted in a total operating profit for 2006 of $842 million.

Other cost changes (increase) / decrease:

	$m
Safety, health, environment and community ('SHEC')	(26)
Exploration and technical development	(14)
Inflation / other	(59)
Remuneration restructuring and skills retention	(18)
Plant running	(15)
Change of costing basis	(8)
Royalties	(6)
Depreciation and amortisation	(17)
Foreign exchange impact	37
	(126)

Given the strong market conditions, and to meet our obligations under our new order mining licence, the Group has chosen to invest $40 million by developing the business in a number of areas. We have invested some $26 million in SHEC

projects to improve the safety, health and environment in which our employees work and to enhance the communities in which they live. We are pleased to have made significant reductions in our injury rate. We have also made substantial investments in mechanisation to develop our new generation platinum mines which will become operational in 2007 and furthermore we have increased our exploration funding.

During 2006 inflationary pressures have typically added some 7% to our cost base. This together with abnormal increases in raw materials and other costs has adversely impacted operating profit by $59 million. Furthermore, the booming mining sector has created strong competition for skilled resources. We have made significant changes in our remuneration policy during 2006. This has involved implementing skills retention programmes via share schemes and adjusting the level of bonuses. This approach has also seen the closure of the UK defined benefit pension scheme to new members which therefore limits the Group's future exposure.

Plant running costs increased in the year. This was partly caused by running the smaller capacity (and higher cost) Pyromet furnaces during the period of the smelter repair, but also reflected the introduction of new plant to reduce our environmental impact. As part of our implementation of SAP we have moved from a weekly to monthly costing basis. This resulted in a one-off catch-up of $8 million in 2006. Royalty payments have increased by $6 million reflecting the profit growth in the year. Depreciation and amortisation costs were up $17 million which effectively reflected the full year effect of the Limpopo mine following our acquisition of Southern Platinum Corporation on 15 June 2005.

The C1 cost per PGM ounce sold net of by-product credits on own production from the Marikana operations amounted to R2,441 for 2006 compared with R2,243 for 2005, an increase of 8.8%. However, as the South African Rand depreciated against the US Dollar during the year by some 7% this resulted in an increase in US$ unit costs of 2%. Further details of unit costs analysis can be found in the operating statistics table within the Annual Review.

Net finance costs in 2006 were $228 million compared with $34 million in 2005. In 2006 this includes a $227 million charge for the fair value movement of the embedded derivative in the convertible bond. Borrowing levels reduced towards the end of the year although interest rates on average were higher than in the previous year. Interest cover remained strong at 23.1 times (2005 - 15.1 times).

Profit before tax amounted to $633 million in 2006 compared with $319 million in 2005. Included in 2006 was the $227 million fair value adjustment on the convertible bond noted above.

The 2006 tax charge was $202 million compared with $118 million in 2005. The corporate tax rate in South Africa has remained at 29% during the year. The effective tax rate, excluding the effects of exchange, and special items was 34% compared with 38% last year mainly due to the utilisation of brought forward losses in Limpopo. The overall tax charge includes a credit of $67 million on

the translation adjustment of the deferred tax balance resulting from the 22% depreciation of the closing Rand/$ exchange rates at the respective year ends.

Profit for the year attributable to equity shareholders amounted to $313 million (2005 - $158 million) and earnings per share were 219.5 cents compared with 111.5 cents in 2005. Underlying earnings per share, being earnings excluding special items, amounted to 312.1 cents (2005 - 118.5 cents).

Balance sheet

Equity interests were $1,089 million at 30 September 2006 compared with $838 million at 30 September 2005 principally reflecting the profit attributable to equity shareholders of Lonmin Plc of $313 million offset by dividends declared of $124 million and a fair value uplift in our investment in Platmin of $36 million.

Dividends are now recorded on a cash basis under IFRS and thus the $124 million includes $60 million for the 2005 final and $64 million for the 2006 interims.

Southern Platinum Corporation was acquired on 15 June 2005, with a compulsory acquisition of the remaining shares on 28 July 2005. During the current financial year the 8.5% minority interest in Limpopo was acquired for $13 million. The fair value assessment on the acquisition of Southern Platinum Corporation was finalised during the year. This resulted in an allocation of $60 million to goodwill and a restatement of the relevant opening balances in accordance with IFRS.

Net debt amounted to $458 million at 30 September 2006 with the main components being the convertible bond of $216 million and bank loans of $288 million. Gearing was 27% compared with 41% at 30 September 2005, calculated on net borrowings attributable to the Group divided by those attributable net borrowings and the equity interests outstanding at the balance sheet date.

As at 15 November 2006 Lonmin Plc has given notice to force redemption of all outstanding convertible bonds at their principal amount. Given the expected differential between prevailing share prices and the conversion price of £12.33 it is expected that this will lead to the issue of 10,576,944 shares subsequent to the balance sheet date and a reduction in non-current financial liabilities of $211 million. This will further strengthen the Group balance sheet.

Cash flow

The following table summarises the main components of the cash flow during the year:

	2006 Total	2005 Total

	$m	$m
Cash flow from operations	722	377
Interest and finance costs	(31)	(27)
Tax	(185)	(79)
Trading cash flow	506	271
Capital expenditure	(182)	(190)
Proceeds from disposal of assets held for sale	28	-
Dividends received from associate	-	2
Dividends paid to minority	(62)	(27)
Free cash flow	290	56
Acquisitions*	(14)	(212)
Financial investments	(36)	1
Shares issued	15	6
Equity dividends paid	(124)	(102)
Cash inflow / (outflow)	131	(251)
Opening net debt	(585)	(272)
Exchange	(4)	(2)
Net debt in subsidiaries acquired	-	(60)
Closing net debt	(458)	(585)
Trading cash flow (cents per share)	354.9c	191.2c
Free cash flow (cents per share)	203.4c	39.5c

* 2005 comparative includes $15 million on intangible non-current assets acquired in 2005.

Cash flow from operations was $722 million during 2006, a 92% increase on last year's figure of $377 million. Included was an outflow on working capital of $202 million compared with an outflow of $44 million last year. This was due to a build up in debtors resulting from price increases and the high volume of concentrate sales in the last quarter of the year which have significantly longer credit terms than spot metal sales. This will be reversed in the first half of the new financial year. After interest and finance costs of $31 million and tax payments of $185 million, trading cash flow amounted to $506 million in 2006 against $271 million in 2005, with trading cash flow per share of 354.9 cents in 2006 against 191.2 cents in 2005.

Capital expenditure of $182 million was incurred during the year, broadly in line with the prior year. Associate and minority dividends received and paid represented dividends from and to Incwala. Free cash flow amounted to $290 million with free cash flow per share at 203.4 cents (2005 - 39.5 cents).

Acquisitions of $14 million in 2006 principally represented the buyout cost of the minority interest in Limpopo at $13 million. Financial investments primarily represented the purchase of a 22% stake in Platmin. After accounting for shares issued on the exercise of share options of $15 million and equity dividends paid of $124 million, the cash inflow was $131 million during 2006 and net debt amounted to $458 million at 30 September 2006.

Dividends

As dividends are now accounted for on a cash basis under IFRS the dividend shown in the accounts represents the 2005 final of 42 cents and the 2006 interim of 45 cents making a total of 87 cents for the year. In addition the Board recommends a final dividend of 55.0 cents (2005 - 42.0 cents).

Financial risk management

The Group's functional currency remains the US Dollar and the share capital of the Company is based in US Dollars.

The Group's business is mining and it does not undertake trading activity in financial instruments.

Interest rate risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2006 represented $211 million of long-term borrowings in the form of US Dollar 3.75% convertible bonds due 2008 in the UK. In South Africa a long-term bank loan of $288 million was drawn together with an overdraft of $18 million. Cash deposits represented balances of $47 million in the UK and $14 million in South Africa.

Liquidity risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the foreseeable future. At the 2006 year end, the Group had $1,411 million of committed facilities in place, of which $499 million were drawn down.

Foreign currency risk

Foreign currency risk arises when movements in exchange rates, particularly the US Dollar against the South African Rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the majority of the revenue stream is in US Dollars. However the bulk of the Group's costs and taxes are Rand driven. Most of the cash held in South Africa is in US Dollars and is normally remitted to the UK on

a regular basis. Short-term working capital facilities required in South Africa are drawn primarily in US Dollars.

Fluctuations in the Rand to US Dollar exchange rate can have a significant impact on the Group's results. A strengthening of the Rand against the US Dollar has an adverse effect on profits due to the majority of costs being denominated in Rand. The approximate effect on the Group's results of a 10% movement in the Rand to US Dollar 2006 year average exchange rate would be as follows:

EBIT	+/-	$87m
Profit for the year	+/-	$51m
EPS (cents)	+/-	35.8c

These sensitivities are based on 2006 prices, costs and volumes and assume all other variables remain constant. They are estimated calculations only.

Commodity price risk

Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. The Group has undertaken a limited number of forwards on Nickel and Copper by-product sales as disclosed in note 21 to the accounts.

The approximate effects on the Group's results of a 10% movement in the 2006 year average market prices for platinum (Pt), palladium (Pd) and rhodium (Rh) would be as follows:

	Pt		Pd		Rh	
EBIT	+/-	$103m	+/-	$13m	+/-	$53m
Profit for the year	+/-	$60m	+/-	$8m	+/-	$31m
EPS (cents)	+/-	42.1c	+/-	5.4c	+/-	21.5c

The above sensitivities are based on 2006 volumes and assume all other variables remain constant. They are estimated calculations only.

John Robinson
Chief Financial Officer
14 November 2006

Operating Statistics - 5 year review

			Units	Sept 2006	Sept 2005	Sept 2004	Sept 2003	Sept 2002
Mining								
Tonnes Milled(i)	Marikana	Underground	000	11,959	11,102	11,121	11,418	11,260
		Opencast	000	2,308	2,444	3,283	2,790	-
	Limpopo	Underground	000	887	214	N/A	N/A	N/A
		Opencast	000	14	-	N/A	N/A	N/A
	Lonmin Platinum	Total	000	15,168	13,760	14,404	14,208	11,260
Tonnes Mined	Marikana	Underground	000	11,942	11,047	11,070	11,450	12,346
		Opencast	000	2,032	2,653	2,730	2,880	-
	Limpopo	Underground	000	858	212	N/A	N/A	N/A
		Opencast	000	14	-	N/A	N/A	N/A
	Lonmin Platinum	Total	000	14,846	13,912	13,800	14,330	12,346
UG2 to Merensky Ratio			%	72.9	74.3	82.4	81.6	78.3
Noble metals in matte	Marikana		kg	56,098	53,290	55,031	54,295	46,557
Noble metals in concentrate	Limpopo		kg	3,526	801	N/A	N/A	N/A
Yield into matte			g/t	3.84	3.81	3.82	3.83	4.13
Metals in concentrate	Marikana	Platinum	oz	966,733	930,373	N/C	N/C	N/C
		Palladium	oz	433,699	402,748	N/C	N/C	N/C
		Rhodium	oz	137,220	129,872	N/C	N/C	N/C
		Total PGMs	oz	1,861,179	1,766,908	N/C	N/C	N/C
	Limpopo	Platinum	oz	50,404	11,567	N/A	N/A	N/A
		Palladium	oz	38,170	9,217	N/A	N/A	N/A
		Rhodium	oz	7,845	1,305	N/A	N/A	N/A
		Total PGMs	oz	113,364	25,672	N/A	N/A	N/A
	Lonmin Platinum	Platinum	oz	1,017,137	941,940	N/C	N/C	N/C
		Palladium	oz	471,869	411,965	N/C	N/C	N/C
		Rhodium	oz	145,065	131,177	N/C	N/C	N/C
		Total PGMs	oz	1,974,543	1,792,580	N/C	N/C	N/C
Metallurgical production								
	Marikana refined	Platinum	oz	739,277	830,911	833,822	932,867	757,451
		Palladium	oz	323,275	360,753	358,705	417,418	350,792

	Rhodium	oz	87,674	93,445	90,012	140,514	113,549
	Total PGMs	oz	1,352,037	1,510,553	1,491,760	1,757,757	1,467,525
Marikana concentrate	Platinum	oz	158,114	73,985	82,935	-	-
	Palladium	oz	77,630	38,345	38,341	-	-
	Rhodium	oz	37,855	24,491	23,082		
	Total PGMs	oz	341,643	167,955	184,808	-	-
Limpopo concentrate	Platinum	oz	50,404	11,524	N/A	N/A	N/A
	Palladium	oz	38,170	9,043	N/A	N/A	N/A
	Rhodium	oz	7,845	1,320	N/A	N/A	N/A
	Total PGMs	oz	113,364	25,741	N/A	N/A	N/A
Lonmin Platinum	Platinum	oz	947,795	916,420	916,757	932,867	757,451
	Palladium	oz	439,075	408,141	397,046	417,418	350,792
	Rhodium	oz	133,374	119,256	113,094	140,514	113,549
	Total PGMs	oz	1,807,044	1,704,249	1,676,568	1,757,757	1,467,525
Capital expenditure		Rm	1,207	1,180	1,230	1,294	1,558
		$m	182	190	187	162	150
Sales Lonmin Platinum	Platinum	oz	952,682	912,844	941,146	903,077	757,958
	Palladium	oz	442,630	402,425	405,329	405,073	349,243
	Rhodium	oz	135,449	117,944	126,723	131,752	109,194
	Total PGMs	oz	1,817,624	1,692,517	1,761,171	1,728,387	1,415,112
Prices							
Average price received							
per oz	Platinum	R	7,283	5,366	5,356	5,053	5,357
		$	1,084	856	816	645	501
	Palladium	R	1,999	1,184	1,485	1,698	3,759
		$	299	189	227	212	351
	Rhodium	R	26,106	10,494	4,876	4,201	9,123
		$	3,897	1,661	745	529	850
Basket price of PGMs and base metals		$/kg	30,916	19,979	17,072	14,618	13,662
Marikana cash costs own production							
Cash costs	Mining	R	2,030	1,889	1,696	N/C	N/C
	Smelting & refining	R	384	261	242	N/C	N/C
	Shared business services	R	460	347	316	N/C	N/C
	Movement in physical stock	R	(33)	(11)	165	N/C	N/C
Cost per PGM ounce sold before by-product credits		R	2,841	2,486	2,419	N/C	N/C
	Base metal credits	R	(400)	(243)	(233)	N/C	N/C
C1 cost per PGM ounce sold net of by-product credits		R	2,441	2,243	2,186	N/C	N/C
	Improved recoveries	R	-	(118)	(29)	N/C	N/C
	Smelter repair	R	-	47	-	N/C	N/C
	Stock accounting change	R	-	91	-	N/C	N/C
Other EBIT	Depreciation and						

items	amortisation	R	227	253	232	N/C	N/C
	Insurance proceeds	R	-	(83)	-	N/C	N/C
	Restructuring	R	-	23	-	N/C	N/C
Other		R	-	12	26	N/C	N/C
C2 Costs per PGM ounce sold own production		R	2,668	2,468	2,415	N/C	N/C
Cash cost per refined ounce of PGM sold (inc. royalties)		R	N/C	N/C	N/C	1,974	1,863
		$	N/C	N/C	N/C	251	176
Cash cost per refined ounce of PGM sold (exc. royalties)		R	N/C	N/C	N/C	1,969	1,847
		$	N/C	N/C	N/C	250	174
Cash cost per refined ounce of PGM produced (exc royalties):							
	Underground	R	N/C	N/C	N/C	2,022	1,776
		$	N/C	N/C	N/C	257	168
	Opencast	R	N/C	N/C	N/C	1,801	2,726
		$	N/C	N/C	N/C	229	257
	Total	R	N/C	N/C	N/C	1,996	1,780
		$	N/C	N/C	N/C	254	168
Limpopo - cash costs own production							
C1 cash cost per PGM ounce in concentrate		R	3,891	4,102	N/A	N/A	N/A
Exchange Rates							
Average exchange rates		£/$	0.55	0.54	0.56	0.62	0.68
		R/$	6.63	6.28	6.60	7.90	10.70
Closing exchange rate		£/$	0.53	0.57	0.55	0.60	0.64
		R/$	7.77	6.36	6.48	6.97	10.54

Footnotes:

i. Excluding slag.
N/C Not calculated
N/A Not applicable

Consolidated income statement
For the year ended 30 September

	2006 Underlying (i)	Special items (note 3)	2006 Total	2005 Underlying (i)	Special items (note 3)	2005 Total

Continuing operations	Note	$m	$m	$m	$m	$m	$m
Revenue	2	1,855	-	1,855	1,128	-	1,128
EBITDA (ii)		911	12	923	429	(12)	417
Depreciation and amortisation		(81)	-	(81)	(67)	-	(67)
Operating profit / (loss) (iii)	2	830	12	842	362	(12)	350
Finance income	4	12	-	12	11	-	11
Finance expenses	4	(34)	(206)	(240)	(37)	(8)	(45)
Share of profit of associate and joint venture		19	-	19	3	-	3
Profit / (loss) before taxation		827	(194)	633	339	(20)	319
Income tax expense (iv)	5	(280)	78	(202)	(129)	11	(118)
Profit / (loss) for the year		547	(116)	431	210	(9)	201
Attributable to:							
- Equity shareholders of Lonmin Plc		445	(132)	313	168	(10)	158
- Minority interest		102	16	118	42	1	43
Earnings per share	6	312.1c		219.5c	118.5c		111.5c
Diluted earnings per share (v)	6	307.7c		216.4c	118.3c		111.3c
Dividends paid per share	7			87.0c			72.0c

Statement of recognised income and expense
For the year ended 30 September

	Note	2006 Total $m	2005 Total $m
Profit for the year		431	201
Change in fair value of available for sale financial assets		46	-
Amounts charged to hedging reserve		(4)	-
Actuarial (losses)/gains on post retirement benefit plan		(6)	7
Total recognised income for the year		467	208

Attributable to:			
- Equity shareholders of Lonmin Plc	10	350	165
- Minority interest	10	117	43
	10	467	208

Footnotes:

(i) Underlying earnings are calculated on profit for the year excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effect of a change in the South African tax rate on the opening deferred tax balance and reorganisation costs as disclosed in note 3.

(ii) EBITDA is operating profit before depreciation and amortisation.

(iii) Operating profit is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.

(iv) The income tax expense relates to overseas and includes exchange gains of $82 million (2005 - losses of $2 million) as disclosed in note 5.

(v) The calculation of diluted EPS includes adjustments for the movements in fair value on the embedded derivative within the convertible bond subject to the limitation under IAS 33 - Earnings Per Share that this cannot thereby create a figure exceeding basic EPS.

Consolidated balance sheet
As at 30 September

	Note	2006 $m	2005 Restated (i) $m
Non-current assets			
Goodwill		113	100
Intangible assets		328	319
Property, plant and equipment		1,463	1,339
Investment in associate and joint venture		113	91
Financial assets:			
- Available for sale financial assets		98	15
- Other receivables		19	22
Employee benefits		6	12
		2,140	1,898
Current assets			
Inventories		135	110

Trade and other receivables		396	147
Assets held for sale		6	16
Tax recoverable		3	4
Cash and cash equivalents	8	61	11
		601	288
Current liabilities			
Bank overdraft repayable on demand	8	(18)	(1)
Trade and other payables		(209)	(133)
Financial liabilities:			
- Interest bearing loans and borrowings		-	(86)
- Derivative financial instruments		(4)	-
Tax payable		(91)	(28)
		(322)	(248)
Net current assets		279	40
Non-current liabilities			
Employee benefits		(7)	(1)
Financial liabilities:			
- Interest bearing loans and borrowings		(499)	(506)
- Derivative financial instruments		(268)	(41)
Deferred tax liabilities		(294)	(344)
Provisions		(39)	(42)
		(1,107)	(934)
Net assets		1,312	1,004
Capital and reserves			
Called up share capital	10	143	142
Share premium account	10	26	12
Other reserves	10	84	88
Retained earnings	10	836	596
Attributable to equity shareholders of Lonmin Plc	10	1,089	838
Attributable to minority interest	10	223	166
Total equity	10	1,312	1,004

Footnote:

(i) 2005 has been restated under IFRS 3 - Business combinations, following the finalisation of the fair values arising upon the acquisition of Southern Platinum Corporation (note 11).

Consolidated cash flow statement
For the year ended 30 September

	Note	2006 $m	2005 $m
Profit for the year		431	201
Taxation	5	202	118
Finance income	4	(12)	(11)
Finance expenses	4	240	45
Share of profit after tax of associate and joint venture		(19)	(3)
Depreciation and amortisation		81	67
Change in inventories		(25)	(30)
Change in trade and other receivables		(249)	(22)
Change in trade and other payables		74	5
Change in provisions		(2)	3
Profit on sale of assets held for sale	3	(12)	-
Other non cash charges		13	4
Cash flow from consolidated operations		722	377
Dividend from associate		-	2
Cash flow from operations		722	379
Interest received		1	2
Interest paid		(32)	(23)
Tax paid		(185)	(79)
Cash flow from operating activities		506	279
Cash flow from investing activities			
Acquisition of subsidiaries (net of cash acquired)		(14)	(197)
Purchase of intangible asset		(21)	(27)
Purchase of property, plant and equipment		(161)	(178)
Proceeds from available for sale financial assets		-	3
Purchase of available for sale financial assets		(36)	(2)
Proceeds from disposal of assets held for sale		28	-
Cash used in investing activities		(204)	(401)
Cash flow from financing activities			
Equity dividends paid to Lonmin shareholders		(124)	(102)
Dividends paid to minority		(62)	(27)
Proceeds from current borrowings		-	85
Repayment of current borrowings		(86)	-
Proceeds from non-current borrowings		288	204
Repayment of non-current borrowings		(296)	(26)

	Note	2006	2005
Finance costs		-	(6)
Issue of ordinary share capital		15	6
Cash used in financing activities		(265)	134
Increase in cash and cash equivalents		37	12
Opening cash and cash equivalents	8	10	(2)
Effect of exchange rate changes		(4)	-
Closing cash and cash equivalents	8	43	10

1. Basis of preparation

The financial information presented has been prepared on the basis of International Financial Reporting Standards (IFRSs) as disclosed in note 1 to the financial statements.

2. Segmental analysis

2006

Analysis by business group	Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue - external sales	1,855	-	-	1,855
Operating profit	877	(19)	(16)	842
Segment total assets	2,596	145	-	2,741
Segment total liabilities	(926)	(503)	-	(1,429)
Capital expenditure (i)	232	1	-	233
Depreciation and amortisation	81	-	-	81

2005

Analysis by business group	Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue - external sales	1,128	-	-	1,128
Operating profit	385	(24)	(11)	350
Segment total assets	2,051	135	-	2,186
Segment total liabilities	(672)	(510)	-	(1,182)
Capital expenditure (i)	210	-	-	210
Depreciation and amortisation	67	-	-	67

2006

Analysis by geographical location	South Africa $m	UK $m	Other $m	Total $m
Revenue - external sales	1,855	-	-	1,855
Segment total assets	2,594	145	2	2,741
Capital expenditure (i)	232	1	-	233

2005

Analysis by geographical location	South Africa $m	UK $m	Other $m	Total $m
Revenue - external sales	1,128	-	-	1,128
Segment total assets	2,048	135	3	2,186
Capital expenditure (i)	210	-	-	210

Revenue by destination is analysed by geographical area below:

	2006 $m	2005 $m
The Americas	435	368
Asia	518	351
Europe	291	210
South Africa	602	191
Zimbabwe	9	8
	1,855	1,128

Footnote:

(i) Capital expenditure includes additions to plant, property and equipment, intangible assets and goodwill in accordance with IAS 14 - Segment reporting

3. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items, detailed below, are material by nature or amount to the results for the period and require separate disclosure in accordance with IAS 1 - Presentation of financial statements.

	2006 $m	2005 $m
EBITDA		
- Sale of houses	12	-
- Reorganisation	-	(12)
Finance costs		
- Calculation of capitalised interest	21	-
- Movement in fair value of embedded derivative	(227)	(8)
Special loss before taxation	(194)	(20)
Taxation on above items (note 5)	(4)	2
Tax rate change - effect on opening deferred tax balance	-	11
Exchange on tax balances (note 5)	82	(2)
Special loss before minority interest	(116)	(9)
Minority interest	(16)	(1)
Special loss for the year attributable to equity shareholders of Lonmin plc	(132)	(10)

* Sale of houses: We currently accommodate a substantial number of our employees in hostels and married quarters with the remainder living in their homes. We are selling houses to employees to encourage home-ownership. Any profits or losses from such sales at fair value are not deemed to represent underlying earnings.

* Capitalised interest includes an adjustment to the interest capitalised in prior years of $21 million.

* The convertible bond contains an embedded derivative which is held at fair value. Due to the cash settlement option the bond is classified within non-current liabilities and movements in fair value are taken to the income statement. Fluctuations in fair value are mainly due to changes in share price.

* The Group holds both current and deferred tax balances in Rand which is not the functional currency of the Group. Given the volatility of the Rand to US$ exchange rate the revaluation of such tax balances can cause significant variations in the tax charge and therefore profitability. Consequently the directors feel that such foreign exchange impacts should be treated as special.

4. Net finance costs

	2006 $m	2005 $m

Finance income:	12	11
Interest receivable	2	2
Return on defined benefit pension scheme assets	8	8
Movement in fair value of non-current other receivables	2	1
Finance expenses:	(34)	(37)
On bank loans and overdrafts	(35)	(24)
Bank fees	(3)	(2)
Capitalised interest	16	1
Discounting on provisions	(2)	(2)
Unwind of discounting on convertible bond	-	(1)
Interest costs of defined benefit pension scheme	(6)	(7)
Exchange differences on net debt	(4)	(2)
Special items:	(206)	(8)
Prior years capitalised interest (note 3)	21	-
Movement in fair values of derivative financial instruments (note 3)	(227)	(8)
Total finance expenses	(240)	(45)
Net finance costs	(228)	(34)

5. Taxation

	2006 $m	2005 $m
United Kingdom:		
Current tax expense at 30% (2005 - 30%)	122	53
Less amount of the benefit arising from double tax relief available	(122)	(53)
Total UK tax expense	-	-
Overseas:		
Current tax expense at 29% (2005 - 29%)	259	99
Excluding tax on local currency exchange profits	217	81

Tax on dividends remitted	43	19
Prior year items	(1)	(1)
Deferred tax expense	21	30
Origination and reversal of temporary differences	21	30
Special items (note 3)	(78)	(11)
Deferred tax on sale of houses	4	-
Tax on reorganisation costs	-	(2)
Exchange on current taxation	(15)	(3)
Change in South African corporate tax rate to 29% (from 1 October 2004)	-	(11)
Exchange on deferred taxation	(67)	5
Actual tax charge	202	118
Tax charge excluding special items (note 3)	280	129
Tax rate	32%	37%
Effective tax rate excluding special items (note 3)	34%	38%

A reconciliation of the standard tax charge to the tax charge was as follows:

	2006 %	2006 $m	2005 %	2005 $m
Tax charge at standard tax rate	29 %	184	29 %	93
Overseas taxes on dividends remitted by subsidiary companies	7 %	43	6 %	19
Change in South African corporate tax rate	-	-	(3)%	(11)
Exchange on current and deferred tax	(13)%	(82)	1 %	2
Tax effect of movements in the fair values of financial instruments	10 %	66	1 %	2
Tax effect of capitalised interest adjustment (note 3)	(1)%	(6)	-	-
Tax effect of other timing differences	-	(3)	3 %	13
Actual tax charge	32 %	202	37 %	118

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax

rate of 29% (2005 - 29%). The secondary tax rate of the dividends remitted by South African companies was 12.5% (2005 - 12.5%).

6. Earnings per share

Earnings per share have been calculated on the profit attributable to equity shareholders amounting to $313 million (2005 - $158 million) using a weighted average number of 142,594,539 ordinary shares in issue (2005 - 141,727,124 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds. Shares issuable on conversion of the convertible bonds were anti-dilutive in the current and prior year and have been excluded from diluted earnings per share in accordance with IAS 33 - Earnings Per Share.

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	313	142,594,539	219.5	158	141,727,124	111.5
Share option schemes	-	2,021,331	(3.1)	-	290,375	(0.2)
Diluted EPS	313	144,615,870	216.4	158	142,017,499	111.3

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Underlying EPS	445	142,594,539	312.1	168	141,727,124	118.5
Share option schemes	-	2,021,331	(4.4)	-	290,375	(0.2)
Diluted underlying EPS	445	144,615,870	307.7	168	142,017,499	118.3

Underlying earnings per share have been presented as the Directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings per share are based on the profit attributable to equity shareholders adjusted to exclude special items (as defined in note 3) as follows:

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	313	142,594,539	219.5	158	141,727,124	111.5
Special items (note 3)	132	-	92.6	10	-	7.0
Underlying EPS	445	142,594,539	312.1	168	141,727,124	118.5

7. Dividends

	2006		2005	
	$m	Cents per share	$m	Cents per share
Prior year final dividend, paid in the year	60	42.0	60	42.0
Interim dividend, paid in the year	64	45.0	42	30.0
Total dividend paid in the year	124	87.0	102	72.0
Interim dividend, paid in the year		45.0		30.0
Proposed final dividend for the year		55.0		42.0
Total dividend in respect of the year		100.0		72.0

8. Cash and cash equivalents

	2006 $m	2005 $m
Bank balances	24	8
Call deposits	37	3
Cash and cash equivalents	61	11
Bank overdraft used for cash management purposes	(18)	(1)
Cash and cash equivalents in the statement of cash flows	43	10

9. Net debt

As at As at

	1 October 2005 $m	Subsidiary acquired $m	Cash flow $m	Non-cash movements $m	30 September 2006 $m
Cash and cash equivalents	11	-	54	(4)	61
Overdrafts	(1)	-	(17)	-	(18)
	10	-	37	(4)	43
Current borrowings	(86)	-	86	-	-
Non-current borrowings	(296)	-	8	-	(288)
Convertible bonds	(213)	-	-	-	(213)
Net debt as defined by the Group	(585)	-	131	(4)	(458)

	As at 1 October 2004 $m	Subsidiary acquired $m	Cash flow $m	Non-cash movements $m	As at 30 September 2005 $m
Cash and cash equivalents	20	-	(9)	-	11
Overdrafts	(22)	-	21	-	(1)
	(2)	-	12	-	10
Current borrowings	(1)	-	(85)	-	(86)
Non-current borrowings	(56)	(60)	(178)	(2)	(296)
Convertible bonds	(212)	-	-	(1)	(213)
Net debt as defined by the Group	(271)	(60)	(251)	(3)	(585)

10. Total equity

	Equity shareholders' funds						
	Called up share capital $m	Share premium account $m	Other reserves $m	Retained earnings $m	Total $m	Minority interests $m	Total equity $m
At 1 October 2004	142	6	88	529	765	150	915
Total recognised income and expense	-	-	-	165	165	43	208
Dividends	-	-	-	(102)	(102)	(27)	(129)
Share based payment	-	-	-	4	4	-	4
Shares issued on exercise of share options	-	6	-	-	6	-	6

At 30 September 2005	142	12	88	596	838	166	1,004
At 1 October 2005	142	12	88	596	838	166	1,004
Total recognised income and expense	-	-	(4)	354	350	117	467
Buy out of minority interests in Messina	-	-	-	-	-	1	1
Dividends	-	-	-	(124)	(124)	(62)	(186)
Deferred tax on items taken directly to equity	-	-	-	7	7	1	8
Share based payment	-	-	-	3	3	-	3
Shares issued on exercise of share options	1	14	-	-	15	-	15
At 30 September 2006	143	26	84	836	1,089	223	1,312

During the year 850,301 share options were exercised on which $15 million of cash was received (2005 - $6 million).

Other reserves represents the capital redemption reserve of $88 million (2005 - $88 million) and a hedging reserve of $4 million (2005 - $nil).

Minority equity interests represented an 18% shareholding in Eastern Platinum Limited and Western Platinum Limited throughout the year and, from 29 June 2006, an 18% shareholding in Messina limited.

11. Business combinations

The Group has made no acquisitions during the year.

Finalisation of fair values on acquisition in 2005 and purchase of minority interest in 2006

In the prior year the Group acquired 100% of Southern Platinum Corporation (SPC). During the year the Group has taken the opportunity to reassess the fair value of the assets and liabilities acquired as a result of the acquisition on 15 June 2005. In accordance with the treatment prescribed by IFRS 3 - Business Combinations this has resulted in prior year adjustment as detailed below.

On 6 February 2006 the Group purchased the remaining 8.5% minority interest in Messina. The difference between the purchase consideration and the net assets acquired has been capitalised as goodwill. This has not been treated as a business combination.

	Fair value as at 30 September	Fair value as at	Purchase of	Fair value as at

	2005 (i) $m	Prior year adjustment $m	1 October 2005 $m	additional interest $m	30 September 2006 $m
Goodwill		60	60	13	73
Intangible assets	46	7	53	-	53
Property, plant and equipment	216	(67)	149	-	149
Net debt, working capital and provisions	(70)	-	(70)	-	(70)
	192	-	192	13	205

Footnote:

(i) As reported in the IFRS transition document published on 15 February 2006.

12. Transition to International Financial Reporting Standards

As stated in note 1 to the financial statements, Accounting Policies, this is the Lonmin Group's first consolidated financial report prepared in accordance with IFRS. The Group published its transition document on 15 February 2006 explaining the balance sheet, income statement and cash flow impact for the Group of the transition to IFRS. Included within the document is a reconciliation of the income statement and cash flow statement from UK GAAP to IFRS for the year ended 30 September 2005 and a reconciliation of equity at the transition date (1 October 2004) and 30 September 2005. The document also provides details of the Group's accounting policies under IFRS that are expected to be effective at 30 September 2006 and the exemptions applied by the Group in accordance with IFRS 1 - First-time Adoption of International Financial Standards on transition to IFRS.

The most significant changes at the date of the transition to IFRS for the Group between reporting on a UK GAAP basis and IFRS are as follows:

* the recognition, on the balance sheet, of pension scheme assets;
* the inclusion of a fair value charge in respect of outstanding employee share options;
* the cessation of goodwill amortisation;
* the recognition, on the balance sheet, of all financial instruments as either financial assets or financial liabilities;
* the separate accounting treatment, as a liability, of the embedded derivative in the convertible bond;
* no longer recognising proposed dividends as a liability at the balance sheet date;
* the recognition of the change in measurement basis of in-process

inventory as a change in accounting policy.

13. Statutory Disclosure

The financial information set out above is taken from, but does not constitute, the company's statutory accounts for the years ended 30 September 2006 and 2005. The comparative figures for the financial year ended 30 September 2005 are not the statutory accounts of Lonmin Plc for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Principles (UK GAAP) have been delivered, and for statutory accounts for 2006 which have been prepared under IFRS will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Copies of the 2006 Lonmin Accounts will be posted to shareholders and will be available at the Companies registered office before the end November 2006.

14. Final Dividend Timetable

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2006 of 55.0 US cents per share.

The dividend timetable in respect of this dividend, assuming shareholder approval at the AGM, is as follows:-

Last day to trade cum div
SA Friday 5 January 2007
UK Tuesday 9 January 2007

Shares commence trading ex div
SA Monday 8 January 2007
UK Wednesday 10 January 2007

Dividend record date
Friday 12 January 2007

Last date for receipt of new applications to participate in Dividend Re-investment Plan
SA Friday 26 January 2007
UK Friday 26 January 2007

Dividend payment date
Friday 9 February 2007

1) No transfers between the UK principle register and the SA branch register will be permitted from the date on which the USD/Rand exchange rate is announced to the record date, both dates inclusive (i.e. last date to transfer Thursday 28 December 2006).

2) The SA branch register will be closed for the purposes of trades (dematerialisation and rematerialisation) from Monday 8 January 2007 to Friday 12 January 2007, both dates inclusive.

The dividend will be paid :-

1) In Rand to shareholders on the SA branch register calculated at the Rand to US Dollar exchange rate on Friday 29 December 2006, which rate will be announced on that day and

2) In sterling to share holders domiciled in the UK (unless they elect to receive US Dollar dividends) calculated at the US Dollar to sterling exchange rate on Friday 19 January 2007, which rate will be announced on that day

3) In Dollars to all other overseas share holders (unless they elect to receive Sterling dividends or have mandated their dividends to a UK bank or participate in TAPS).

Elections to receive an alternative currency (Dollars or Sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 1700 hours on 12 January 2007.

15. Annual General Meeting

The 2007 Annual General Meeting will be held on Thursday 25 January 2007 at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1P 3EE.

16. Availability of this report

This report is available on the Lonmin website (www.lonmin.com)

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